FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BBM Multiplatform Launch Release	3.

Document 1

  NEWS RELEASE
September 18, 2013

FOR IMMEDIATE RELEASE

BBM Available for Android on September 21 and iPhone on September 22

Instant mobile to mobile messaging with privacy and control you can count on, that lets you know that your message is read, is a free download for Android and iPhone customers.

Waterloo, ON – BBM™ - the iconic mobile social network - will begin rolling out for Android™ and iPhone customers around the world from September 21. Previously exclusive to BlackBerry® (NASDAQ: BBRY; TSX: BB) smartphones, BBM will be available as a free download in Google Play™ and the App StoreSM. Customers will be able to download BBM by visiting www.BBM.com from their smartphone browser.

BBM gives you a private social network for active, real conversations.

•	It’s immediate. BBM is always on so you are always connected. And because messages on BBM are typically delivered and read within seconds, it’s the closest thing to a live conversation.

•	You trust it. BBM always tells you that messages are delivered and read. BBM conversations come alive on a private network you can count on.

•	You control it. BBM allows you to choose your contacts and how you share your information. BBM uses a PIN so you don’t have to give anyone your phone number or email address.

“BBM is a very engaging messaging service that is simple to use, easy to personalize and has an immediacy that is necessary for mobile communications,” said Andrew Bocking, Executive Vice President for BBM at BlackBerry. “With more than a billion Android, iOS, and BlackBerry smartphones in the market, and no dominant mobile messaging platform, this is absolutely the right time to bring BBM to Android and iPhone customers.”

BBM for Android and iPhone features:

BBM Chat – Enjoy real, immediate conversations with friends on Android, iPhone and BlackBerry smartphones. Not only does BBM let you know that your message has been delivered and read, it also shows you that your friend is responding to the message.

More than chat – With BBM you can share files on your phone such as photos and voice notes, all in an instant.

Keep your group in the loop – Multi-person chats are a great way to invite contacts to chat together. BBM Groups lets you invite up to 30 friends to chat together, and go a step further than multi-chat by sharing photos and schedules. And, with Broadcast Message, you can send a message out to all your BBM contacts at once.

Post Updates and stay in the know – BBM lets you post a personal message, profile picture and your current status, and lets your contacts know instantly in Updates.

Your unique PIN – Every BBM user has a unique PIN that maintains your privacy, so you don’t have to give out your phone number or email address to a new or casual contact.

BBM will be available as a free download for Android smartphones running Ice Cream Sandwich and Jelly Bean (Android 4.x) beginning at 7AM EDT on September 21. BBM for iPhones running iOS 6 and iOS 7 will become available for each market on the App Store schedule of 12:01 AM local time on September 22. For more information, or to download BBM for Android or iPhone, visit www.BBM.com.

BBM will continue to evolve quickly. Later this year, BBM Channels will provide a forum for active, real conversations between you and the people, brands, celebrities, artists, service providers, communities and more, that matter to you. By creating a Channel, individuals and brands can engage their friends and communities in conversations sparked by their thoughts, ideas and passions. Subscribing to a Channel will let you join conversations with people who share your interests. In addition, BBM Video calling and BBM Voice calling are planned for availability for Android and iPhone in a future version.

About BBM
BBM has more than 60 million monthly active customers on BlackBerry alone, and the overwhelming majority use BBM an average of 90 minutes per day. BBM customers collectively send and receive more than 10 billion messages each day, nearly twice as many messages per user per day as compared to other mobile messaging apps. Messages on BBM are typically read within seconds, reflecting how truly engaged BBM customers are.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
Victoria Berry
BlackBerry
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 18, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO